Linda van Doorn
Jorge Bonilla
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:

Form 10-KSB for the year ended December 31, 2006
Forms 10-QSB for the quarters ended March 31,2007, June 30,2007 and September 30,2007

Date: March 05, 2008

Dear Ladies and Gentlemen,

On behalf of China Recycling Energy Corporation (the "Company"), in connection with the above referenced reports, we are hereby providing you the following responses to the comments in your letter dated February 12, 2008:

General

Comment:

1. Please submit your response letter and file your Form 10-KSBIA on EDGAR.

Response:

We have filed the response letters and Form 10-KSB/A and 10-KSB/A-2 onto Edgar system.

Forms 10-KSB
Item 8A Controls and Procedures, page 45

Comment:

2. Please revise your disclosures in Item 8A on page 17 to describe the effect of the restatement on your officers' conclusion regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-B If your officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for your officers' conclusions.

Response:

We believe that our disclosure controls and procedures are effective. Prior to the conclusion of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us (including our consolidated subsidiary) required to be included in our periodic SEC filings.

Financial Statements
Consolidated Statement of Operations and Comprehensive Income (Loss), page F-5

Comment:

3. We have read and considered your response to comment three and your proposed amendment to your 2006 Form 10-KSB. We noted that you included the impairment loss in "other income (expenses)." Since you are presenting a subtotal "(loss) income from operations", please revise your statement of operations to include the impairment loss in that subtotal as required by paragraph 25 of SPAS 144.

Response:

We have revised the statement of operations to include the impairment loss in that subtotal as required by paragraph 25 of SFAS 144. Please see the attached Form 10-KSB/A-2.

Comment:

4. Please refer to note 8 and 13 on page 10 and 14, respectively. Please revise your description of your accounting for the impairment loss to be consistent with your restatement of the financial statements.

Response:

We have revised Note 8 and 13 on page 10 and 14 accordingly and please see the attached Form 10-KSB/A-2.

Comment:

5. Please file an Item 4.02 8-K regarding the restatement of your previously issued financial statements. The Form 8-K should include the date of the conclusion regarding non-reliance, the financia1 statement years and periods that shou1d no longer be relied upon, a brief description of the facts underlying your conclusion, a statement whether your audit committee or its alternative has discussed this matter with your independent accountants, and a statement of how and when you reflected the restatement.

Response:

We have filed the Form 8-K Item 4.02 regarding the restatement of our previously issued financial statement.

Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007
Financial Statements
Condensed Consolidated Balance Sheet

Comment:

6. We have read and considered your response to comments two and three relating to the amount reported as "Due from a third party." Please address the following comments: Explain to us the terms of your settlement agreement with Shanghai Sifang Information Technology Co. (the "debtor") and how you considered these terms in assessing the need for a loss accrual. Given that you do not have access to the financial statements of the debtor, explain to us how you were able to assess the debtor's fillancia1 ability to pay your receivable and to assess the need for a loss accrual.

Response:

Please find in Appendix 1 the settlement agreement (Repayment Plan) with Shanghai Sifang Information Technology Co ("debtor").

Since 2005, Shanghai Sifang Information Technology Co. ("Sifang Information") gradually changed its business from SP value-added service, beep pagers service and mobile phone distribution business to real estate investment business.

Currently, Sifang Information has the following two real properties in the PRC and their status are described as below::

1)

An office building located at LaoShan East Road, Pudong New District, Shanghai, PRC with an aggregate rental area of 2,000 meter square. All premises are leased out at this moment. The annual rental income is about $986,301 (equivalent to RMB7.2 million), based on the daily rental charge of $1.37 (equivalent to RMB10) per meter square, similar to the current market price in Shanghai, the PRC.

2)

A building located at Guangdong Road, Huangpu District, Shanghai, PRC with an aggregate rental area of about 20,000 meter square. This building is operated for shops, offices and serviced apartment purposes. For shops, its annual rental income is about $308,219 (equivalent to RMB2.25 million) with an area of 5,000 meter square, based on the daily rental charge of $2 (equivalent to RMB15) per meter square. For office use, its annual rental income is about $7.4 million (equivalent to RMB54 million) with an area of 15,000 meter square, based on the daily rental charge of $1.37 (equivalent to RMB10) per meter square. For service apartments, there are 150 rooms with an average daily tariff of $82 (equivalent to RMB600) and its annual income is about $4.4 million (equivalent to RMB32 million). These prices are similar to the current market price in Shanghai, the PRC. Offices are fully rented out and part of shops and service apartments are pending for leases. The aggregate annual income is estimated $12 million (equivalent to RMB88.25 million).

Based on our projection of the rental income generating from these real estate investment projects, we have a confident level of assurance about Sifang Information's financial ability to repay our receivables and no loss accrual is needed.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at telephone: 011-86-29-87651098 or fax: 011-86-29-87651099.

/s/ Guangyu Wu

Guangyu Wu

Chief Executive Officer
China Recycling Energy Corporation